[Chapman and Cutler LLP Letterhead]

September 15, 2021

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 16, 2021 (the “Registration Statement”). The Registration Statement relates to the Innovator S&P Investment Grade Preferred ETF (“EPRF” or the “Fund”), a series of the Trust. The Fund responded to comments given by the Staff in correspondence filings made September 3, 2021 and September 13, 2021. The below addresses additional comments made by the Staff on September 14, 2021 in response to the prior correspondence and edits made to the Registration Statement. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes the name of the EPRF Index is the “S&P U.S. High Quality Preferred Stock Index.” Please explain supplementally to the Staff why the name of the EPRF Index cannot be changed for accuracy, given the fact that the methodology is not necessarily an assessment of “high quality.”

Response to Comment 1

The EPRF Index is provided by S&P Opco LLC, which compiles, maintains and calculates the EPRF Index. The Registrant does not provide input or advice with respect to the EPRF Index methodology and its usage is governed solely by the terms of a licensing agreement with S&P Opco LLC. The Registrant is not affiliated with S&P Opco LLC and has no control over the decisions of S&P Opco LLC with respect to the EPRF Index, including the EPRF Index’s name.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren